Super Group Reports Financial Results for Fourth Quarter 2023 and Full Year 2023

•	Record revenue of €1.4 billion for the full year exceeded guidance; includes highest ever total revenue for a fourth quarter of €359.9 million.

•
Profit before tax for the year of €16.8 million and loss before tax of €44.9 million for the fourth quarter. These results were affected by certain non-cash charges of €64.6 million and €42.1 million respectively arising from changes in fair value of option liability and an impairment of goodwill.

•	Operational EBITDA ex-US of €254.7 million for the year exceeded guidance and €54.0 million for the fourth quarter.

•	Unrestricted cash was €241.9 million as at December 31, 2023.

New York, NY – March 6, 2024 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced fourth quarter 2023 and full year 2023 unaudited consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “We have made tremendous strides in 2023 and are delighted to have achieved an all-time revenue record of €1.4 billion, enabling us to comfortably surpass our guidance for the year. Q4 2023 was particularly strong. Despite the challenging start, we set record-breaking totals for revenue, customer numbers and deposits, cementing our position as a growing, cash generative and geographically diverse online sports betting and iGaming operator. iGaming continues to be the largest part of our business, allowing us to manage moments of volatility in the sportsbook to deliver record-breaking results. We are confident that we will achieve the double-digit top-line growth that we are projecting for 2024."
Alinda van Wyk, Chief Financial Officer of Super Group, stated: “For the fourth quarter, we delivered ex-US Revenue of €352 million and ex-US Operational EBITDA of €54 million, which resulted in our December margin hitting 24%, the strongest ever. To have surpassed our guidance, in the face of multiple headwinds, is indicative of our laser focus on realizing cost efficiencies and investing in growth where we can see a clear return. In the US,the operational EBITDA loss was less than expected for the year and we are actively evaluating all of our options."

Quarterly Financial Highlights (Unaudited)
•Revenue increased by 9% to €359.9 million for the fourth quarter of 2023 from €329.1 million in 2022. Revenue increase using constant currency was 15% to €378.4 million.
•Loss before tax for the fourth quarter of 2023 was €44.9 million compared to profit before tax of €21.1 million in 2022. The loss for the fourth quarter of 2023 is mainly affected by non-cash charges of €35.9 million relating to the impairment of the DGC cash generating unit, as well as €6.1 million (2022: €15.1 million) relating to an increase in the fair value of a liability for a call option granted to a third-party to purchase the B2B division of Digital Gaming Corporation Limited ('DGC'), which Super Group acquired in January 2023.
•Operational EBITDA, a non-GAAP financial measure, was €36.2 million in the fourth quarter of 2023 compared to €42.3 million in 2022. The measure for the fourth quarter of 2023 comprised of a profit of €54.0 million ex-US and a loss of €17.8 million in the US.
•Monthly Average Customers for the fourth quarter of 2023 was 4.7 million compared to 3.4 million in 2022, a 38% increase .

Full Year Financial Highlights (Unaudited)
•Revenue increased by 11% to €1.4 billion for 2023 from €1.3 billion in 2022. Revenue increase using constant currency was 19% to €1.5 billion.
•Profit before tax was €16.8 million for 2023 compared to €216.5 million in 2022. The profit for 2023 is mainly affected by non-cash charges of €28.6 million relating to an increase in the fair value of a liability for a call option granted to a third-party to purchase the B2B division of DGC, which Super Group acquired in January 2023. Additionally included is a non-cash charge of €35.9 million relating to the impairment of the DGC cash generating unit. In 2022, profit included non-cash gains of €246.8 million relating to the fair value of warrant and earnout liabilities and related foreign exchange movements, partially offset by share listing expense €126.3 million, and adjusted RSU expense of €25.4 million.
•Operational EBITDA, a non-GAAP financial measure, was €197.3 million for 2023 compared to €208.5 million in 2022. The measure for 2023 comprised of a profit of €254.7 million ex-US and a loss of €57.4 million in the US.
•Monthly Average Customers for 2023 was 4.0 million compared to 2.8 million in 2022, a 43% increase.
•Unrestricted cash was €241.9 million as of December 31, 2023 compared to €254.8 million at the end of 2022. The decrease in cash is predominantly related to the acquisition of DGC and related technology strategies.

Preliminary Financial Results
The financial results included in this press release are preliminary, have not been audited and are subject to change upon completion of the audit of Super Group’s financial statements for the year ended December 31, 2023. As a result, these preliminary results may be different from the actual results that will be reflected in Super Group’s consolidated financial statements to be included as part of Super Group’s Annual Report on Form 20-F for the year ended December 31, 2023 to be filed with the U.S. Securities and Exchange Commission.

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”, hereafter "IFRS").
EBITDA, Adjusted EBITDA, revenue on a constant currency basis and Operational EBITDA are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense/credit. Adjusted EBITDA is EBITDA adjusted for gain on derivative contracts, gain on bargain purchase, share listing expense, transaction fees, change in fair value of option, market closure costs, adjusted RSU expense, change in fair value of warrant liabilities and earnout liabilities and associated foreign exchange movements, impairment of goodwill, unrealized foreign currency gains and losses and other non-recurring adjustments. Operational EBITDA is Adjusted EBITDA further adjusted to exclude other non-operational adjustments outside of the current year’s operations as may be deemed appropriate by the company’s audit committee. Constant currency revenue growth is calculated by translating non-Euro performance for 2022 and 2023 using 2022 exchange rates.
Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Profit/(Loss) before taxation to EBITDA and Adjusted EBITDA and Operational EBITDA
in € ‘000s:

	Three Months ended December 31,		Twelve Months ended December 31,
	2023	2022	2023	2022
(Loss) / Profit before taxation	(44,863)	21,069	16,780	216,509
Finance income	(3,112)	(970)	(8,912)	(2,222)
Finance expense	947	407	2,726	1,345
Depreciation and amortization expense	20,585	19,822	82,189	66,729
EBITDA	(26,443)	40,328	92,783	282,361
Gain on bargain purchase	(209)	—	(209)	—
Impairment of goodwill	35,949	—	35,949	—
Market closure	10,397	—	10,397	—
Transaction fees	—	1,358	—	22,969
Gain on derivative contracts	—	—	—	(4,148)
Share listing expense	—	—	—	126,252
Foreign exchange on revaluation of warrants and earnouts	—	(4,696)	—	25,047
Change in fair value of warrant liability	—	(773)	—	(34,518)
Change in fair value of earnout liability	—	(45,140)	—	(237,354)
Change in fair value of option	6,147	15,691	28,642	(6,292)
Adjusted RSU expense[1]	4,138	11,703	16,836	25,386
Unrealized foreign exchange[1]	(83)	21,263	3,526	2,611
Non-recurring adjustments[1]	3,730	1,691	10,254	8,552
Adjusted EBITDA	33,626	41,425	198,178	210,866
Non-operational adjustments	2,600	887	(874)	(2,405)
Operational EBITDA	36,226	42,312	197,304	208,461

Operational EBITDA, ex-US	54,047	42,312	254,689	208,461
Operational EBITDA, US	(17,821)	—	(57,385)	—
1 Unrealized foreign exchange movements, additional RSU expenses and other non-recurring adjustments have been reclassified from the Operational EBITDA calculation to the Adjusted EBITDA calculation. This has resulted in a restatement of Adjusted EBITDA for all prior periods.

Webcast Details
The Company will host a webcast at 8:30 a.m. ET today to discuss the fourth quarter and full year 2023 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.
Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, expectations and timing related to market entries and expansion, projections of market opportunity, growth and profitability of expected growth of Super Group’s customer base, expansion into new markets and expectations for double-digit revenue growth in 2024.
These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxviii) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 27, 2023, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.